SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF FEBRUARY 2022

 FORM 6-K

COMMISSION FILE NUMBER  1-15150

 The Dome Tower

Suite 3000, 333 - 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or  Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐	No ☒

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐	No ☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes ☐	No ☒

 EXHIBIT INDEX

EXHIBIT 99.1 -	News Release Dated February 24, 2022 - Enerplus Announces Fourth Quarter and Full Year 2021 Financial and Operating Results; 2022 Guidance; Increases Share Repurchases; Updates Five-Year Outlook

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS CORPORATION

BY:	/s/	David A. McCoy
David A. McCoy
Vice President, General Counsel & Corporate Secretary

DATE:  February 24, 2022